UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
(X) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   STROMBERG, JAY S.
   222 Municipal Drive
   Richardson, TX  75080-3583
   USA
2. Issuer Name and Ticker or Trading Symbol
   CompuTrac, Inc.
   LLB
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   02/28/2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President - Corporate
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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Common Stock, par value $.01 |*     |P   |10,241            |A  |*          |20,872             |D     |                           |
per share                    |      |    |                  |   |           |                   |      |                           |
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Common Stock, par value $.01 |11/10/|M   |2,500             |A  |$0.375     |23,372             |D     |                           |
per share                    |98    |    |                  |   |           |                   |      |                           |
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Common Stock, par value $.01 |      |    |                  |   |           |82,422             |I     |Spouse                     |
per share                    |      |    |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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Explanation of Responses:
*In 1998 Mr. Stromberg changed positions and was no longer required to report transactions under Rule 16-b3. In 2001, he was promoted to
VP-Corporate and again was under the 16-b3 reporting requirements. The transactions in this Form 5 are to report trades in CompuTrac's common stock through the CompuTrac Employee Stock Purchase Plan from May 1998 thru August 1999 at an average stock price of $0.8885. The stock ranged from a low of $0.4762 to a high of
$0.9875.
** Also, Mr. Stromberg exercised a stock option that was granted on October 7, 1998, in the amount of 2,500 shares at $0.375. Said options were required to be exercised prior to November 12, 1998 or they would expire. Mr. Stromberg exercised these options in full on November 10, 1998.
SIGNATURE OF REPORTING PERSON
\s\   Jay S. Stromberg
DATE
March 7, 2002